2001

BUILDING STRONG COMMUNITIES ON STRONG MIDWESTERN VALUES



MAIN STREET BOOKS
CITY NEWS

SUMMARY ANNUAL REPORT

ARS
P.E. 12/31/01

Commercial Federal Corporation

Better Banking. Every Day.℠

DURING 2001, YOUR COMPANY:

- Attained near record income from core banking business, increasing net income to $97.7 million, or $1.93 per diluted share.
- Completed the branch divestiture initiative with the sale of 34 branches, resulting in a pre-tax gain of $15.6 million.
- Increased return on tangible stockholders' equity to 16.30%.
- Increased retail fees and charges by 11% to $53.5 million.
- Completed our commercial banking operations infrastructure development.
- Launched a full-service cash management program featuring Internet-based Business Banker *Online*[SM].
- Increased the allowance for losses on loans to $102.5 million from $83.4 million in response to the uncertain economy.
- Maintained the "well capitalized" classification for the Company's banking subsidiary, which is the highest regulatory standard.
- Repurchased common stock totaling 7,662,600 shares at a cost of $180.9 million.
- Increased the quarterly cash dividend on common stock by 14% to $.08 per share.

CONTENTS

(Amounts in Thousands Except Per Share Data)	Year Ended December 31, 2001	Six Months Ended December 31, 2000 [1]	Year Ended June 30, 2000
Interest income	$ 871,374	$ 498,732	$ 927,690
Net interest income after provision for loan losses	268,484	126,581	328,381
Other income (loss) [2]	120,387	(40,106)	101,839
General and administrative expenses	248,036	122,625	247,990
Exit costs and termination benefits (gains), net	(15,566)	25,764	3,941
Amortization of intangible assets	15,345	8,153	17,236
Income tax provision (benefit)	43,374	(19,691)	55,269
Income (loss) before cumulative effect of change in accounting principle	97,682	(50,376)	105,784
Cumulative effect of change in accounting principle, net	-	(19,125)	(1,776)
Net income (loss)	97,682	(69,501)	104,008
Earnings (loss) per common share:			
Income (loss) before cumulative effect of change in accounting principle	1.93	(.92)	1.82
Cumulative effect of change in accounting principle, net	-	(.35)	(.03)
Net income (loss)	1.93	(1.27)	1.79
Dividends declared per common share	.310	.140	.275
Return on average assets [3]	.76%	(1.01)%	.77%
Return on average equity [3]	12.23%	(15.30)%	10.85%
Return on average tangible equity	16.30%	(20.15)%	14.52%
Average stockholders' equity to average total assets	6.21%	6.62%	7.10%
General and administrative expenses to average assets [4]	1.93%	1.79%	1.84%
Total assets	$12,901,585	$12,540,304	$13,793,038
Investment and mortgage-backed securities	2,980,073	2,285,647	2,213,305
Loans receivable, net	8,403,425	8,893,374	10,407,692
Deposits	6,396,522	7,694,486	7,330,500
Borrowed funds	5,459,269	3,740,808	5,255,608
Stockholders' equity	734,654	863,739	987,978
Book value per common share	15.98	16.23	17.67
Tangible book value per common share	11.82	12.33	13.54
Stock market price	23.50	19.44	15.56
Nonperforming assets to total assets	1.10%	1.01%	.73%
Net yield on interest-earning assets at end of period	2.96%	2.46%	2.50%
Regulatory capital ratios of the Bank:			
Tangible capital	5.58%	6.51%	6.55%
Core capital (Tier 1 capital)	5.60%	6.55%	6.59%
Risk-based capital -			
Tier 1 capital	9.50%	10.84%	11.74%
Total capital	11.38%	11.84%	12.59%

[1] In 2000, the Company changed its year-end to December 31 from June 30.

[2] Includes $86.4 million in losses for the six months ended December 31, 2000, on the sales of securities and securitized residential loans and the termination of interest rate swap agreements.

[3] Return on average assets and return on average stockholders' equity for the calendar year ended December 31, 2001, are .68% and 10.96%, respectively, excluding the after-tax effect of nonrecurring income and charges totaling $10.1 million. Return on average assets and return on average stockholders' equity for the six months ended December 31, 2000, are .39% and 5.88%, respectively, excluding the after-tax effect of nonrecurring income and charges totaling $96.2 million. Return on average assets and return on average stockholders' equity for fiscal year 2000 are .76% and 10.77%, respectively, excluding the after-tax effect of nonrecurring income and charges totaling $756,000.

[4] Excludes exit costs and termination benefits totaling $15.6 million, $25.8 million and $3.9 million, respectively, for the year ended December 31, 2001, for the six months ended December 31, 2000, and for fiscal year ended June 30, 2000.

STABILITY

INTEGRITY

COMMITMENT

DEDICATION

PERFORMANCE

FELLOW SHAREHOLDERS

Above are core, midwestern values that characterize the nation's heartland and embody the spirit of Commercial Federal. These values are shared by Commercial Federal's clients and employees. They have shaped our organization for more than a century and, today, continue to distinguish this growing franchise in the financial services marketplace.

Deeply rooted in this solid, midwestern foundation, Commercial Federal has developed a clear vision for the future: *"COMMERCIAL FEDERAL BANK IS THE BANK OF CHOICE IN THE COMMUNITIES WE SERVE."*

Our more than 2,800 employees are dedicated to achieving this vision through our mission of providing: *"BETTER BANKING. EVERY DAY."*



WILLIAM A. FITZGERALD
Chairman and Chief Executive Officer

EXCEEDED EARNINGS EXPECTATIONS THROUGHOUT 2001

Through the consistent execution of our business plan, we increased revenues, managed credit exposure, controlled expenses, improved operating efficiencies and exceeded our earnings targets in each quarter of 2001. With our disciplined financial focus, quality balance sheet, loyal employees and solid client relationships, the Company is positioned for long-term growth.

We continue to see great progress in our core earnings as a result of the time, effort and financial resources invested in significantly improving our delivery systems, sales culture and customer service skills. These investments will continue to yield bottom-line benefits, long-term value and consistent earnings growth.

Fueled by dramatic strides to restructure the Company, Commercial Federal is a more aggressive and agile financial services competitor.


RETAIL OFFICES
CONSTRUCTION LENDING OPERATION
COMMERCIAL FEDERAL SERVES OVER 700,000 HOUSEHOLDS AND OPERATES 192 BRANCH OFFICES IN 7 STATES

UNIQUELY POSITIONED IN DEMOGRAPHICALLY DESIRABLE MARKETS

Strong communities need strong financial institutions. Commercial Federal is a leading partner in the business community of each market we serve. As one of the largest financial institutions in the Midwest, we serve more than 700,000 households from a platform of 192* branch offices in Arizona, Colorado, Iowa, Kansas, Missouri, Nebraska and Oklahoma. We offer a full range of consumer and commercial products, including residential and consumer loans, checking and savings accounts, commercial operating and commercial real estate loans, cash management services, and investment and insurance products. Uniquely positioned in high-growth midwestern markets, we are large enough to offer a broad, diverse financial product mix, but small enough to deliver personalized, superior service.

Commercial Federal has a firm footprint in the thriving Midwest, serving more than 60 communities. This region of the country is traditionally buffered from the economic volatility affecting the coastal regions.

Like the employees who serve them, our clients are loyal. The Company enjoys an envied reputation for service to clients and their communities. Eighty percent of our branch offices are located in robust urban areas. These markets boast a five-year average projected population growth of 6%, compared with the national average of 3.5%. The cities of Denver, Des Moines, Kansas City and Omaha are home to half of our offices.

*Assumes planned sale of four Minnesota branches in second quarter of 2002.

Commercial Federal enjoys a solid market share in each of those markets. All four cities have strong, diverse economies, offering steady employment opportunities. The population includes an abundance of young, well-educated workers earning incomes higher than the national average. Projected household income growth for the next five years in our markets is 26%, compared with 20% for our peer banking group.

To achieve our vision, Commercial Federal will continue to deliver outstanding value and service to our clients, promote an engaging and challenging workplace for employees and provide long-term value to our shareholders.

EXECUTIVE LEADERSHIP

The appointment of Robert J. Hutchinson as President and Chief Operating Officer in April 2001 completed our new executive leadership team. Bob brings 28 years of diverse banking experience to the Company. He has renewed our commitment to a strong sales culture and is leading its revitalization. Bob has a track record of successfully integrating retail and business banking. This sales culture drives Commercial Federal to achieve maximum growth on behalf of our shareholders. David S. Fisher, Chief Financial Officer, joined the Company in June 2000 bringing with him more than 20 years of commercial banking experience. Dave has been responsible for managing the structure of the balance sheet, the interest rate risk position and setting the strategic financial direction of the Company. He has been instrumental in creating and delivering our message to the investment community. His focus on further developing and refining our profitability measurement system and analyzing the returns on our products will be critical to achieving our continued earnings growth.

Strengthening the executive leadership team with new talent accelerates our organization's ability to move forward, capturing the opportunity to expand market share and grow revenues from existing clients.

DAVID S. FISHER
Executive Vice President and Chief Financial Officer
ROBERT J. HUTCHINSON
President and Chief Operating Officer



STOCK PRICE


$25
$20
$15
$10
$5
$0
$17.81
$15.56
$19.44
$23.10
$23.50
Dec 1999
June 2000
Dec 2000
June 2001
Dec 2001

Core earnings are comprised mainly of net interest income and income resulting from non-interest sources, such as retail fees and charges. In 2001, net interest income, after the provision for loan losses, reached $268.5 million. The net interest rate spread for 2001 was 2.61%, compared with 2.48% for the preceding pro forma 12-month period ending December 31, 2000. Growth was experienced in non-interest income during the year as the Company successfully implemented strategies to enhance retail fees and charges. For 2001, total retail fees and charges were $53.5 million, up 11% from $48.1 million for the previous 12 months.

FINANCIAL PERFORMANCE

The Company posted solid earnings results in 2001. We exceeded consensus analysts' estimates in all four quarters of 2001 and posted a 21% increase in our stock price. Net income for 2001 was $97.7 million, or $1.93 per diluted share. This compares with a net loss of $18.7 million, or $0.33 loss per share, for the preceding pro forma 12-month period ending December 31, 2000. The Company's return on average tangible equity for the year was 16.30%, while return on average assets was .76%. In 2001, the Company made significant strides in completing the restructuring initiatives begun in 2000 and established a strong earnings record to build upon in 2002.

HIGHLY DISCIPLINED RISK MANAGEMENT

The Company has worked diligently to change the mix of its loan portfolio over the past 18 months. We have focused on increasing our spreads and revenues through the addition of higher margin loans – commercial, construction and consumer – while at the same time reducing our overall mortgage loan position. At December 31, 2000, these higher margin loans totaled $3.5 billion. At December 31, 2001, this total had increased to $3.8 billion, up 7%.

As the Company adds diversity to the asset side of its balance sheet, managing risk is a critical component to


LOAN PORTFOLIO MIX
In Millions
December 2001 $6,538
2000 $6,881
SINGLE FAMILY MORTGAGE LOANS
December 2001 $1,858
2000 $1,631
COMMERCIAL LOANS
December 2001 $574
2000 $521
CONSTRUCTION LOANS
December 2001 $1,349
2000 $1,384
CONSUMER LOANS

successfully shifting the portfolio mix. Toward this end, the Company added John S. Morris to the senior management team as Chief Credit Officer. With 16 years of credit management experience, John routinely analyzes and monitors the Company's credit risk exposure by borrower, loan product, geography and industry concentration. All loan underwriting and pricing is being strengthened as a result of his expertise, enabling us to achieve our objective of a diversified portfolio of high-quality loans with better terms and pricing.

The Company's interest rate risk profile continues to improve. We restructured our balance sheet to reduce interest rate risk. While earnings are sensitive to sudden interest rate changes, we purposely design our balance sheet and our income stream to avoid significant impact from factors outside of management's control, whether these are interest rate movements or economic cycles. Maintaining a balanced interest rate risk position is one of management's primary objectives.

SALES CULTURE BUILDS SOLID CLIENT RELATIONSHIPS

Commercial Federal has a diverse distribution network offering a full range of financial products and services to individuals and small- to mid-sized businesses. The overall delivery system includes 192 full-service branches, 236 automated teller machines, Internet banking, telephone banking and supermarket banking. The Company completed its strategic restructuring



CAROLE HLAVACEK, *Personal Banker with 31 years of service, provides valuable advice to her clients.*

of the branch network this past year. By the end of 2001, the Company reduced the number of branches in its franchise to 192, compared with 241 at December 2000. Management will continue to focus on expanding our core franchise in our key markets, thereby further strengthening earnings and shareholder value going forward.

The Company is dedicating resources to further advance the sales environment through a series of action plans. These plans include intensive sales training, alignment of sales goals and incentives, closer integration of revenue and sales goals, targeted marketing to attract new clients in key market areas and greater penetration of the Company's insurance and investment products to retail and commercial clients. The successful implementation of these plans will impact profitability and significantly enhance the value of the franchise.



GARY PETERSEN *(right) Vice President, Commercial Lending Division, with 27 years of service, confers with clients.*

STRONGER COMMERCIAL BANKING PLATFORM

We generated significant growth in all lines of commercial lending in 2001 including commercial operating, commercial real estate, residential construction and commercial construction. We built a strong foundation to expand the commercial banking portfolio, growing relationships to 16,400 clients, a 9% increase. Commercial deposits increased by 9% and the loan portfolio grew by 14% in 2001.

The indirect lending unit, based in Des Moines and led by Vice President Jeff Vander Linden, captures loans from 300 automobile dealerships in Iowa, Nebraska, Missouri and Kansas. Production for the year topped $260 million, and attracted 16,000 new account cross-sale opportunities for the Company.

As part of our long-term commitment to further develop commercial banking relationships, the Company launched a full-service cash management program during the fourth quarter of 2001. The new Internet-based cash management tool, Business

Banker *Online*, is the showpiece of the service. Business Banker *Online* provides business owners access to full-service electronic banking. Capabilities include funds transfers, debit of consumer accounts, electronic payment of vendors, payroll direct deposits and wire transfers, among other services.

We are continuing to build the division infrastructure and broaden our client base in existing markets. A priority for 2002 is the fine-tuning of a needs-based consultative sales culture with an emphasis on deepening client relationships to enhance profitability.

RECORD MORTGAGE BUSINESS IN 2001

Mortgage lending operations are under the direction of Senior Vice President Rick A. Campbell, who has 25 years in the mortgage business. The mortgage lending and servicing units had a record year in 2001. Commercial Federal originated $1.2 billion in single-family residential loans in 2001 and purchased an additional $2.5 billion through its correspondent and broker network. The Company ended the year with a mortgage loan servicing portfolio for other institutions of 134,000 loans totaling $9.5 billion.

COMMERCIAL FEDERAL *originated 11,000 home loans and purchased an additional 17,000 loans in 2001.*





RENAISSANCE *at Concord Plaza in Lakewood, CO, is an affordable housing project sponsored by Commercial Federal.*

A PROUD HERITAGE OF COMMUNITY COMMITMENT

Commercial Federal has fostered a 115-year legacy of striving to make the communities we serve better places to live and work. Foremost is a commitment to financing and promoting affordable housing in the cities, towns and neighborhoods where we conduct business. An example of this commitment is Commercial Federal's participation in the Affordable Housing Program of the Federal Home Loan Bank system.

Working with the Federal Home Loan Bank of Topeka, John J. Griffith, First Vice President and Community Investment Officer, and his staff have directed Commercial Federal's sponsorship of approximately 235 applications for funding. This resulted in 130 grants totaling $20 million over the past ten years. These grants made possible the rehabilitation and construction of nearly 5,900 units of affordable housing within the Nebraska, Kansas, Oklahoma and Colorado market areas. These projects included single-family ownership opportunities through the provision of down payment and closing cost assistance, as well as multi-family developments offering housing for senior citizens, the developmentally disabled, the homeless and other special-needs populations. Through the Company's participation in the Affordable Housing Program, Commercial Federal has established itself as a significant partner in providing much-needed affordable housing in the communities and neighborhoods we serve.

DEDICATED TO BEING THE EMPLOYER OF CHOICE

Commercial Federal's vision is built upon an enduring strength of the Company – our 2,800 employees. A key objective of our vision is to become the *Employer of Choice* in our communities. Employees are the most sustainable and important competitive advantage for the Company now and in the future. Because of the personal commitment of our employees, clients are drawn to Commercial Federal, remain with us and increase the amount of business they do with us.

We are dedicated to training, coaching, recognizing and rewarding employees who devote their efforts to understanding our clients' current and future needs, recommending the best financial services and products to meet those needs and delivering them in the most convenient fashion. Each of our employees is equipped to help make financial dreams come true for our clients, while providing unsurpassed levels of service. At the same time, the Company is committed to helping our employees reach their personal and professional aspirations.



Representing Commercial Federal's more than 2,800 dedicated employees are: (Back row) MAKAYLA MACLIN, MARY ZADOW, THERESA OSTHOFF, DALE KOVAR, ANITA MCGAUGH, DAN ERTZ, RONNI DAME, DAVID BIRKS AND JULIE JOHNSON; *(Front row)* STACY RICE, KAAN GEDIK, OLIVIA CHEW AND TERI ZACH.

Robert Hutchinson is leading the launch of a corporate-wide leadership program. We are committed to developing a leadership culture at all levels of the organization. The program cultivates an environment that stimulates and welcomes change for continuous improvement, clearly communicates action plans and fosters an atmosphere of collaboration and teamwork.

We are dedicating resources to attracting and retaining top talent by offering competitive compensation packages and incentive programs based on profitability. We are designing clear-cut career paths, nurturing a sales culture and linking every position and function to fulfilling our mission of providing *"Better Banking. Every Day."*

Being the *Employer of Choice* brings the best we have to offer our clients. It creates personal challenges, opportunities, recognition and a gratifying work environment where all team members are devoted to helping clients achieve their financial dreams. Ultimately, it will translate into increased productivity and superior performance.

FUTURE OUTLOOK

Competing in today's highly competitive financial services marketplace requires a commitment to identifying and developing the components of achieving success over the long term.

As our 2001 results demonstrate, we have identified key strategies for building shareholder value. Commercial Federal's management team is committed to realizing our vision to be the *Bank of Choice* in the communities we serve by developing our employees and exceeding our clients' expectations. Driven by our comprehensive business plan, we are building upon our strong foundation to further enhance the value of your investment in our Company.

Thank you for your confidence, encouragement and continued support.

William A. Fitzgerald

William A. Fitzgerald

Chairman and Chief Executive Officer

(Dollars in Thousands) ASSETS	December 31, 2001	December 31, 2000	June 30, 2000
Cash (including short-term investments of $590, $1,283 and $1,086)	**$ 206,765**	$ 192,358	$ 199,566
Investment securities available for sale, at fair value	**1,150,345**	771,137	70,478
Mortgage-backed securities available for sale, at fair value	**1,829,728**	1,514,510	362,756
Loans and leases held for sale, net	**470,647**	242,200	183,356
Investment securities held to maturity (fair value of $857,786)	**–**	–	922,689
Mortgage-backed securities held to maturity (fair value of $835,095)	**–**	–	857,382
Loans receivable, net of allowances of $102,359, $82,263 and $70,497	**7,932,778**	8,651,174	10,224,336
Federal Home Loan Bank stock	**253,946**	251,537	255,756
Real estate, net	**57,476**	38,331	39,129
Premises and equipment, net	**158,691**	167,210	181,692
Bank owned life insurance	**214,585**	200,713	–
Other assets	**435,174**	303,707	265,048
Core value of deposits, net	**28,733**	36,209	42,488
Goodwill, net	**162,717**	171,218	188,362
Total Assets	**$12,901,585**	$12,540,304	$13,793,038

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2001	December 31, 2000	June 30, 2000
Liabilities:			
Deposits	**$6,396,522**	$ 7,694,486	$ 7,330,500
Advances from Federal Home Loan Bank	**4,939,056**	3,565,465	5,049,582
Other borrowings	**520,213**	175,343	206,026
Other liabilities	**311,140**	241,271	218,952
Total Liabilities	**12,166,931**	11,676,565	12,805,060
Commitments and Contingencies	**–**	–	–
Stockholders' Equity:			
Preferred stock, $.01 par value; 10,000,000 shares authorized; none issued	**–**	–	–
Common stock, $.01 par value; 120,000,000 shares authorized; 45,974,648, 53,208,628 and 55,922,884 shares issued and outstanding	**460**	532	559
Additional paid-in capital	**80,799**	255,870	303,635
Retained earnings	**705,160**	622,659	699,724
Accumulated other comprehensive loss, net	**(51,765)**	(15,322)	(15,940)
Total Stockholders' Equity	**734,654**	863,739	987,978
Total Liabilities and Stockholders' Equity	**$12,901,585**	$12,540,304	$13,793,038

Refer to the Commercial Federal Corporation December 31, 2001, Annual Report on Form 10-K for a complete set of consolidated financial statements.

(Dollars in Thousands Except Per Share Data)	Year Ended December 31, 2001	Six Months Ended December 31, 2000	Year Ended June 30, 2000	Year Ended June 30, 1999
Interest Income:				
Loans receivable	**$685,480**	$408,582	$759,711	$700,911
Mortgage-backed securities	**109,657**	49,334	82,563	77,039
Investment securities	**76,237**	40,816	85,416	61,404
Total interest income	**871,374**	498,732	927,690	839,354
Interest Expense:				
Deposits	**310,367**	184,579	325,674	322,858
Advances from Federal Home Loan Bank	**234,213**	152,317	240,924	157,787
Other borrowings	**19,365**	7,401	18,951	26,376
Total interest expense	**563,945**	344,297	585,549	507,021
Net Interest Income	**307,429**	154,435	342,141	332,333
Provision for Loan Losses	**(38,945)**	(27,854)	(13,760)	(12,400)
Net Interest Income After Provision for Loan Losses	**268,484**	126,581	328,381	319,933
Other Income (Loss):				
Loan servicing fees, net	**3,622**	11,521	25,194	22,961
Retail fees and charges	**53,519**	25,650	43,230	36,740
Real estate operations	**(6,971)**	(4,809)	(88)	(1,674)
Gain (loss) on sales of loans	**8,739**	(18,023)	(110)	3,423
Gain (loss) on sales of securities, net	**15,422**	(69,462)	–	4,376
Other operating income	**46,056**	15,017	33,613	24,189
Total other income (loss)	**120,387**	(40,106)	101,839	90,015
Other Expense (Gain):				
General and administrative expenses -				
Compensation and benefits	**105,120**	53,306	111,720	98,869
Occupancy and equipment	**37,726**	19,015	38,873	36,528
Data processing	**18,019**	9,685	18,834	12,360
Advertising	**11,995**	6,531	15,100	13,893
Communication	**13,731**	7,109	16,201	16,566
Item processing	**16,413**	8,120	15,683	9,637
Outside services	**11,152**	6,058	8,422	7,086
Other operating expenses	**33,880**	12,801	23,157	13,738
Exit costs and termination benefits	**(15,566)**	25,764	3,941	–
Merger expenses	**–**	–	–	29,917
Total general and administrative expenses	**232,470**	148,389	251,931	238,594
Amortization of intangible assets	**15,345**	8,153	17,236	15,702
Total other expense	**247,815**	156,542	269,167	254,296
Income (Loss) Before Income Taxes and Cumulative Effect of Change in Accounting Principle	**141,056**	(70,067)	161,053	155,652
Income Tax Provision (Benefit)	**43,374**	(19,691)	55,269	63,260
Income (Loss) Before Cumulative Effect of Change in Accounting Principle	**97,682**	(50,376)	105,784	92,392
Cumulative Effect of Change in Accounting Principle, Net of Tax Benefit	**–**	(19,125)	(1,776)	–
Net Income (Loss)	**$ 97,682**	$ (69,501)	$104,008	$ 92,392

(Dollars in Thousands Except Per Share Data)	Year Ended December 31, 2001	Six Months Ended December 31, 2000	Year Ended June 30, 2000	Year Ended June 30, 1999
Weighted Average Number of Common Shares Outstanding Used in Basic Earnings Per Share Calculation	**49,995,621**	54,705,067	58,024,192	59,539,111
Add Assumed Exercise of Outstanding Stock Options as Adjustments for Dilutive Securities	**497,298**	–[1]	218,173	587,735
Weighted Average Number of Common Shares Outstanding Used in Diluted Earnings Per Share Calculation	**50,492,919**	54,705,067	58,242,365	60,126,846
Basic Earnings (Loss) Per Common Share:				
Income (loss) before cumulative effect of change in accounting principle	**$ 1.95**	$ (.92)	$ 1.82	$ 1.55
Cumulative effect of change in accounting principle, net	**–**	(.35)	(.03)	–
Net Income (Loss)	**$ 1.95**	$ (1.27)	$ 1.79	$ 1.55
Diluted Earnings (Loss) Per Common Share:				
Income (loss) before cumulative effect of change in accounting principle	**$ 1.93**	$ (.92)	$ 1.82	$ 1.54
Cumulative effect of change in accounting principle, net	**–**	(.35)	(.03)	–
Net Income (Loss)	**$ 1.93**	$ (1.27)	$ 1.79	$ 1.54
Dividends Declared Per Common Share	**$ .310**	$ .140	$ .275	$ .250

[1] The incremental shares from the assumed exercise of outstanding stock options are not included in computing the diluted loss per share for the six months ended December 31, 2000, since the effect of such stock options would have been antidilutive.

Refer to the Commercial Federal Corporation December 31, 2001, Annual Report on Form 10-K for a complete set of consolidated financial statements.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Commercial Federal Corporation
Omaha, Nebraska

We have audited the consolidated statements of financial condition of Commercial Federal Corporation and subsidiaries (the Corporation) as of December 31, 2001 and 2000, and as of June 30, 2000, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for the year ended December 31, 2001, for the six months ended December 31, 2000, and for each of the two years in the period ended June 30, 2000. Such consolidated financial statements and our report thereon dated February 7, 2002, expressing an unqualified opinion and including an explanatory paragraph relating to a change in method of accounting for derivatives and for start-up activities and organizational costs (which are not included herein), are included in the Annual Report on Form 10-K of Commercial Federal Corporation for the year ended December 31, 2001. The accompanying condensed consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated statements of financial condition as of December 31, 2001 and 2000, and as of June 30, 2000, and the related condensed consolidated statements of operations for the year ended December 31, 2001, for the six months ended December 31, 2000, and for each of the two years in the period ended June 30, 2000, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

Omaha, Nebraska
February 7, 2002

(Amounts in Thousands Except Per Share Data)	**Year Ended December 31, 2001**	Six Months Ended December 31, 2000	Year Ended June 30, 2000	1999	1998	1997
Interest income	**$871,374**	$498,732	$927,690	$839,354	$757,688	$717,592
Interest expense	**563,945**	344,297	585,549	507,021	477,389	453,969
Net interest income	**307,429**	154,435	342,141	332,333	280,299	263,623
Provision for loan losses	**(38,945)**	(27,854)	(13,760)	(12,400)	(13,853)	(13,427)
Loan servicing fees, net	**3,622**	11,521	25,194	22,961	24,523	25,910
Retail fees and charges	**53,519**	25,650	43,230	36,740	30,284	26,198
Real estate operations	**(6,971)**	(4,809)	(88)	(1,674)	1,894	1,314
Gain (loss) on sales of loans	**8,739**	(18,023)	(110)	3,423	3,092	2,142
Gain (loss) on sales of securities, net	**15,422**	(69,462)	–	4,376	3,765	510
Other operating income	**46,056**	15,017	33,613	24,189	23,702	15,914
General and administrative expenses	**248,036**	122,625	247,990	208,475	180,922	165,807
Exit costs and termination benefits, merger and other nonrecurring expenses (gains), net	**(15,566)**	25,764	3,941	30,119	25,201	38,323
Amortization of intangible assets	**15,345**	8,153	17,236	15,702	7,814	11,235
Income (loss) before income taxes, extraordinary items and cumulative effect of change in accounting principle	**141,056**	(70,067)	161,053	155,652	139,769	106,819
Income tax provision (benefit)	**43,374**	(19,691)	55,269	63,260	52,356	37,980
Income (loss) before extraordinary items and cumulative effect of change in accounting principle	**97,682**	(50,376)	105,784	92,392	87,413	68,839
Extraordinary items, net [1]	**–**	–	–	–	–	(583)
Cumulative effect of change in accounting principle, net [2]	**–**	(19,125)	(1,776)	–	–	–
Net income (loss)	**$ 97,682**	$(69,501)	$104,008	$ 92,392	$ 87,413	$ 68,256
Earnings (loss) per share [3]:						
Income (loss) before extraordinary items and cumulative effect of change in accounting principle	**$ 1.93**	$ (.92)	$ 1.82	$ 1.54	$ 1.52	$ 1.17
Extraordinary items, net [1]	**–**	–	–	–	–	(.01)
Cumulative effect of change in accounting principle, net [2]	**–**	(.35)	(.03)	–	–	–
Net income (loss)	**$ 1.93**	$ (1.27)	$ 1.79	$ 1.54	$ 1.52	$ 1.16
Dividends declared per common share	**$ .310**	$ .140	$ .275	$ .250	$ .212	$ .185
Other data:						
Net interest rate spread	**2.61%**	2.46%	2.67%	2.85%	2.62%	2.58%
Net yield on interest-earning assets	**2.62%**	2.44%	2.78%	2.99%	2.88%	2.86%
Return on average assets [4]	**.76%**	(1.01)%	.77%	.77%	.85%	.70%
Return on average equity [4]	**12.23%**	(15.30)%	10.85%	9.95%	10.96%	9.18%
Return on average tangible equity	**16.30%**	(20.15)%	14.52%	12.49%	11.98%	9.86%
Dividend payout ratio	**16.06%**	n/a	15.36%	16.23%	13.95%	15.95%
Total number of branches at end of period	**196**	241	255	256	195	190

(Amounts in Thousands Except Per Share Data)	Year Ended December 31, 2001	Six Months Ended December 31, 2000	Year Ended June 30, 2000	1999	1998	1997
Total assets	**$12,901,585**	$12,540,304	$13,793,038	$12,775,462	$10,399,229	$10,040,596
Investment securities	**1,150,345**	771,137	993,167	946,571	673,304	622,240
Mortgage-backed securities	**1,829,728**	1,514,510	1,220,138	1,282,545	1,091,849	1,388,940
Loans receivable, net	**8,403,425**	8,893,374	10,407,692	9,326,393	7,857,276	7,360,481
Intangible assets	**191,450**	207,427	230,850	252,677	77,186	58,166
Deposits	**6,396,522**	7,694,486	7,330,500	7,655,415	6,558,207	6,589,395
Advances from						
Federal Home Loan Bank	**4,939,056**	3,565,465	5,049,582	3,632,241	2,379,182	1,719,841
Other borrowings	**520,213**	175,343	206,026	353,897	444,968	800,608
Stockholders' equity	**734,654**	863,739	987,978	966,883	861,195	764,066
Book value per common share	**15.98**	16.23	17.67	16.22	14.67	13.08
Tangible book value per common share	**11.82**	12.33	13.54	11.98	13.35	12.08
Regulatory capital ratios of the Bank:						
Tangible capital	**5.58%**	6.51%	6.55%	6.97%	7.88%	7.40%
Core capital (Tier 1 capital)	**5.60%**	6.55%	6.59%	7.05%	7.99%	7.53%
Risk-based capital -						
Tier 1 capital	**9.50%**	10.84%	11.74%	12.74%	14.58%	14.37%
Total capital	**11.38%**	11.84%	12.59%	13.70%	15.49%	15.25%

(1) Represents the loss on early retirement of debt, net of income tax benefits.

(2) Represents the cumulative effect of the change in method of accounting for derivative instruments and hedging activities, net of income tax benefit, for the six months ended December 31, 2000, and for start-up and organizational costs, net of income tax benefit, for fiscal year ended June 30, 2000.

(3) All periods presented are based on diluted earnings (loss) per share. The conversion of stock options for the six months ended December 31, 2000, is not assumed since the Corporation incurred a loss from operations. As a result, for the six months ended December 31, 2000, the diluted loss per share is computed the same as the basic loss per share.

(4) Return on average assets (ROAA) and return on average equity (ROAE) for the calendar year ended December 31, 2001, are .68% and 10.96%, respectively, excluding the after-tax effect of nonrecurring income and charges totaling $10.1 million. ROAA and ROAE for the six months ended December 31, 2000, are .39% and 5.88%, respectively, excluding the after-tax effect of nonrecurring income and charges totaling $96.2 million. ROAA and ROAE for fiscal year 2000 are .76% and 10.77%, respectively, excluding the after-tax effect of nonrecurring income and charges totaling $756,000. ROAA and ROAE for fiscal year 1999 are 1.00% and 12.86%, respectively, excluding the after-tax effect of merger-related and other nonrecurring charges totaling $27.1 million. ROAA and ROAE for fiscal year 1998 are 1.06% and 13.65%, respectively, excluding the after-tax effect of merger-related and other nonrecurring charges totaling $21.5 million. ROAA and ROAE for fiscal year 1997 are .97% and 12.58%, respectively, excluding the after-tax effect of the nonrecurring expenses totaling $25.1 million.

SUMMARY FINANCIAL INFORMATION

The presentation of the Corporation's consolidated financial condition, operating results and selected financial data in this summary annual report is intended only as a convenient reference. The Corporation's December 31, 2001, Annual Report on Form 10-K includes, among other items, the audited consolidated financial statements and notes thereto, the independent auditors' report, and management's discussion and analysis of financial condition and results of operations. The Form 10-K Annual Report also identifies important aspects of the Corporation's operations, and the information herein should be read together with the Form 10-K Annual Report for a complete understanding of the Corporation's financial position, results of operations, cash flows and changes in stockholders' equity. A copy of the Form 10-K Annual Report may be obtained by contacting our Investor Relations Department.

WILLIAM A. FITZGERALD
Chairman of the Board and
Chief Executive Officer
Commercial Federal Corporation
Omaha, Nebraska

TALTON K. ANDERSON
Chairman
Anderson Automotive Group
Omaha, Nebraska

MICHAEL P. GLINSKY
Private Investor
Denver, Colorado

ROBERT J. HUTCHINSON
President and
Chief Operating Officer
Commercial Federal Corporation
Omaha, Nebraska

ROBERT F. KROHN
Chairman and
Chief Executive Officer
PSI Group, Inc.
Omaha, Nebraska

CARL G. MAMMEL
President
Mammel Foundation
Omaha, Nebraska

JAMES P. O'DONNELL
Executive Vice President,
Chief Financial Officer and
Corporate Secretary
ConAgra Foods, Inc.
Omaha, Nebraska

ROBERT D. TAYLOR
President
Executive AirShare Corporation
Wichita, Kansas

ALDO J. TESI
President and
Chief Executive Officer
Election Systems and Software
Omaha, Nebraska

JOSEPH J. WHITESIDE
Chairman and
Chief Executive Officer
Homeside Lending, Inc.
Jacksonville, Florida

GEORGE R. ZOFFINGER
President and
Chief Executive Officer
Constellation Capital Corporation
New Brunswick, New Jersey

COMMERCIAL FEDERAL BANK BOARD OF DIRECTORS

SHARON G. MARVIN GRIFFIN
Real Estate Consultant
NP Dodge Company
Omaha, Nebraska

ROBERT S. MILLIGAN
President and
Chief Executive Officer
MI Industries
Lincoln, Nebraska

MICHAEL T. O'NEIL, M.D.
Orthopedic Surgeon
Private Practice
Omaha, Nebraska

EXECUTIVE OFFICERS

WILLIAM A. FITZGERALD
Chairman of the Board and
Chief Executive Officer

ROBERT J. HUTCHINSON
President and
Chief Operating Officer

DAVID S. FISHER
Executive Vice President and
Chief Financial Officer

SENIOR OFFICERS

LAUREN W. KINGRY
Executive Vice President
Commercial Banking

JOHN S. MORRIS
Executive Vice President and
Chief Credit Officer

R. HAL BAILEY
Senior Vice President
Construction Lending

RICK A. CAMPBELL
Senior Vice President
Mortgage Operations

WILLIAM TATE FITZGERALD
Senior Vice President
Information Technology

JOSEPH L. FRITZSCHE
Senior Vice President
Human Resources

ROBERT E. GRUWELL
Senior Vice President
Treasurer

ROGER L. LEWIS
Senior Vice President
Corporate Marketing

GARY L. MATTER
Senior Vice President
Controller and Secretary

KEVIN C. PARKS
Senior Vice President
Retail Sales and Services

THOMAS N. PERKINS
Senior Vice President
Strategy and Planning Management

RONALD A. AALSETH
First Vice President
INVEST and Insurance Products

KAREN S. BALDWIN
First Vice President
Alternative Delivery

GARY L. BAUGH
First Vice President
Internal Audit and Compliance

JODI R. BELLER
First Vice President
Special Projects Manager

RONALD P. CHEFFER
First Vice President
Credit Administration

MONTE M. DEERE
First Vice President
Branch Delivery

CHRISTOPHER D. GILL
First Vice President
Distribution Network Planning

JOHN J. GRIFFITH
First Vice President
Community Investment and
Investor Relations

SUZANNE E. KIRK
First Vice President
Bank Operations

DANIEL U. MEESE
First Vice President
Commercial Banking - KS/MO

PHILIP J. RANDELL
First Vice President
Commercial Banking - CO

WILLIAM M. TANK JR.
First Vice President
Residential Real Estate Lending

GERALD J. TOMKA
First Vice President
Commercial Banking - NE

DENNIS R. ZIMMERMAN
First Vice President
Technology Services

INVESTOR INFORMATION

CORPORATE HEADQUARTERS
Commercial Federal Corporation
13220 California Street
Omaha, NE 68154
(800) 228-5023

GENERAL COUNSEL
Fitzgerald, Schorr, Barmettler, Brennan
13220 California Street
Suite 400
Omaha, NE 68154

CORPORATE COUNSEL
Stradley Ronon Stevens & Young, LLP
1220 19th Street, N.W.
Suite 700
Washington, D.C. 20036

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

INDEPENDENT AUDITORS
Deloitte & Touche LLP
2000 First National Center
Omaha, NE 68102

INVESTOR RELATIONS AND SHAREHOLDER SERVICES

Analysts, investors and others seeking a copy of the Form 10-K or other financial information without charge should contact:

Investor Relations Department
Commercial Federal Corporation
13220 California Street
Omaha, NE 68154
(402) 514-5336
investorrelations@commercialfed.com

Shareholders desiring to change the address or ownership of stock, report lost certificates or to consolidate accounts should contact Commercial Federal's Transfer Agent:

Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
(800) 468-9716

DIVIDEND REINVESTMENT PLAN

The Company maintains a Dividend Reinvestment Plan which offers shareholders a convenient and inexpensive way to increase their holdings of common stock in Commercial Federal Corporation. The Plan is available to all registered shareholders of the Company. To obtain information about the Plan, contact Shareowner Services at (800) 468-9716.

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will convene at 10:00 a.m. on Tuesday, May 14, 2002. The meeting will be held at the Omaha Marriott Hotel, 10220 Regency Circle, Omaha, Nebraska. Further information with regard to this meeting can be found in the proxy statement.

STOCK LISTING

Commercial Federal Corporation's common stock is traded on the New York Stock Exchange (NYSE) using the common stock symbol "CFB." *The Wall Street Journal* publishes daily trading information for the stock under the abbreviation "ComrclFed" in the NYSE listings.

VISIT COMMERCIAL FEDERAL ON THE INTERNET

www.comfedbank.com
Access news releases, financial information and services available.

CFB Listed NYSE

Certain statements contained in this summary annual report are forward-looking in nature. These statements are subject to risks and uncertainties that could cause Commercial Federal's actual results or financial condition to differ materially from those expressed in, or implied by, such statements. Factors that might cause a difference include, but are not limited to, changes in interest rates, general economic conditions, the progress and expected costs associated with strategic initiatives, competition, the adequacy of the allowance for loan losses, and price levels and conditions in the public securities markets generally.

Commercial Federal Corporation

WWW.COMFEDBANK.COM

13220 CALIFORNIA STREET, OMAHA, NEBRASKA 68154